120(2).77C
DREYFUS GROWTH OPPORTUNITY FUND, INC. ("the "Fund")

Exhibit 1
Sub-Item 77C

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of the Fund was held on December 18, 2002. Out of a total of shares ("Shares") entitled to vote at the meeting, a total of 18,919,027.199 were represented at the Meeting, in person or by proxy. The following matter was duly approved of the holders of the Fund's outstanding Shares as follows:

     The Fund changes certain of its fundamental policies and investment restrictions to permit investment in other investment companies.


     Affirmative Votes                       Negative Votes
     15,918,703.241                     2,227,506.083